UNITED  STATES
                     SECURITIES  AND  EXCHANGE  COMMISSION
                       WASHINGTON,  D.C.  20549


                             SCHEDULE  13D


              UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934
                         (AMENDMENT  NO.  2)*


                       JK  ACQUISITION  CORP.
                        (Name  of  Issuer)

         Common  Stock,  par  value  $.0001  per  share
              (Title  of  Class  of  Securities)

                           47759H  304
                        (CUSIP  Number)

                     Randall  W.  Heinrich
                  8 Greenway Plaza, Suite 818
                      Houston, Texas 77046
                        713-951-9100
     (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                    December  29,  2009
     (Date  of  Event  which  Requires  Filing  of  this  Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), Sections 13d-1(f), or Sections 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        CUSIP  No.  47759H  304
________________________________________________________________________________
     1)     Names  of  Reporting  Person

                 James  P.  Wilson

                 S.S.  or  I.R.S.  Identification  No.  of Above Person
                 (entities only)

 _______________________________________________________________________________
     2)     Check  the Appropriate Box if a Member of a Group (See Instructions)

               (a)  [  ]
               (b)  [  ]
________________________________________________________________________________
     3)     SEC  Use  Only
________________________________________________________________________________
     4)     Source  of  Funds:
               PF
________________________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               N/A
________________________________________________________________________________
     6)     Citizenship  or  place  of  Organization:
               United  States  of  America
________________________________________________________________________________
          (7)     Sole  Voting  Power
Number  of        67,738,379
Shares
Bene-
ficially  ______________________________________________________________________
owned by  (8)     Shared  Voting  Power
Each                   -0-
Report-
ing Person
With      ______________________________________________________________________
          (9)     Sole  Dispositive  Power
                  67,738,379
   _____________________________________________________________________________
          (10)    Shared  Dispositive  Power
                   -0-
________________________________________________________________________________
     11)  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting Person:
                67,738,379
________________________________________________________________________________
     12)  Check  if the Aggregate Amount in Row (11) excludes certain shares:
               [   ]
________________________________________________________________________________
     13)  Percent  of  Class  Represented  by  Amount  in  Box  (11):
               53.0%
________________________________________________________________________________
     14)  Type  of  Reporting  Person
               IN

                             PURPOSES OF AMENDMENT

         This Amendment No. 2 to Schedule 13D relates to shares of common stock in JK Acquisition Corp., a Delaware corporation (the "Issuer"). This Amendment No. 2 supplements and amends the initial statement on Schedule 13D filed on April 14, 2006 (the "Initial Statement") by James P. Wilson, as previously amendment by an Amendment No. 1 filed on July 24, 2008. This Amendment No. 2 is being filed to report a change in Mr. Wilson's beneficial ownership due to the conversion of a convertible promissory note. Capitalized terms used herein and not otherwise defined herein shall have the meaning given to them in the Initial Statement.

ITEM  1.  Security  and  Issuer

     The second sentence of Item 1 of the Initial Statement is being amended to read in its entirety as follows:

"The principal executive offices of the Issuer are located at 4265 San Felipe, Suite 1100, Houston, Texas 77027."

ITEM  2.  Identity  and  Background

     Item 2(a) of the Initial Statement is being amended to read in its entirety as follows:

"(a)     This  Statement  is filed by James P. Wilson as the beneficial owner of
67,738,379 shares of Common Stock. The preceding number of shares makes Mr. Wilson a 53.0% beneficial owner of the shares of Common Stock."

ITEM  3.  Source  and  Amount  of  Funds  or  Other  Consideration

     Item 3 of the Initial Statement is being amended to read in its entirety as follows:

"Mr. Wilson purchased the 593,710 shares of Common Stock owned by him with his personal funds. Moreover, Mr. Wilson used his personal funds to loan to the Issuer an amount that (with accrued interest) totaled an aggregate of $510,500.10 as of July 21, 2008. On July 21, 2008, the Issuer executed in favor of Mr. Wilson by a promissory note convertible into up to 63,812,513 shares of Common Stock to represent the outstanding indebtedness. Additional amounts totaling $27,146 were advance pursuant to this promissory note, and these additional amounts were convertible into an additional 3,393,267 shares of Common Stock. On December 29, 2009, Mr. Wilson converted such promissory note  into  63,812,513  shares  of  Common  Stock."

ITEM  5.  Interest  in  Securities  of  the  Issuer

     Item 5 of the Initial Statement is being amended to read in its entirety as follows:

"Mr. Wilson owns outright 67,738,379 shares of Common Stock for which he is the beneficial owner Other than for his receipt of shares upon the conversion of the convertible promissory note described above, Mr. Wilson has not effected any transaction in or with respect to the Common Stock during the past 60 days."

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item  6 of the Initial Statement is being amended to be deleted in its entirety.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December  29,  2009



:/S/   James  P.  Wilson
 -----------------------
       James  P.  Wilson,  individually

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
                             (SEE 18 U.S.C. 1001).